MAIL STOP 3561

August 3, 2006

Mr. Godfrey Chin Tong Hui
Chief Executive Officer
Teda Travel Group, Inc.
Suite 2102, Chinachem Century Tower
178 Gloucester Road,
Wanchai, Hong Kong, China

> **Re:** **Teda Travel Group, Inc.**
> **Form 10-KSB**
> **Filed April 17, 2006**
> **File No. 000-30264**

Dear Mr. Hui:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>10-KSB</u>

<u>Financial Statements</u>

<u>General</u>

1. We note you have contractual arrangements to manage multiple hotels and resorts in The People's Republic of China and that you do not consolidate these properties in your financial statements. Please provide us with a thorough analysis of how you considered EITF 97-2 (i.e. discuss how you overcame the requirements for a controlling financial interest and address each of the six factors) and FIN46(R) with respect to your accounting treatment for these arrangements. Also, if representative of your typical management arrangement, please provide us with a courtesy copy of the management contract (in English) with the largest management fee as a percent of gross revenue and the longest duration.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Scott Kline, Crone Rozynko LLP